UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       April 2006                File No:  000-49917

Nevada Geothermal Power Inc.

(Name of Registrant)

Suite 900-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

(Address of principal executive offices)

.

1.

News Release dated February 6, 2006

2.

News Release dated March 17, 2006

3.

News Release dated April 10, 2006

4.

News Release dated April 24, 2006

5.

News Release dated May 1, 2006

6.

News Release dated May 15, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX        FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated: July 11, 2006

Signed: /s/ Brian Fairbank

Brian Fairbank

President and CEO

Nevada Geothermal Power Inc.

Financing update

Vancouver, BC, February 6, 2006, – Nevada Geothermal Power Inc. ("NGP") (TSX.V: NGP, OTCBB: NGLPF), a renewable energy company developing geothermal projects in the United States, announced that it has been unable to settle the terms of a different form of financing proposed by certain institutional investors introduced by Dundee Securities Corporation (as described in the news release dated January 18, 2006), therefore NGP will not be proceeding with this financing.

NGP currently has $2.8M in working capital to fund on-going exploration and development of its geothermal properties. The Company will investigate other financing opportunities.

Nevada Geothermal Power Inc.

Investor Inquiries

Brian D. Fairbank, P. Eng.

Telephone: 604-638-8784

President & CEO

Toll Free: 866-688-0808 ext. 118

www.nevadageothermal.com

Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc. Announces Private
Placement

Vancouver, BC, March 17, 2006 - Nevada Geothermal Power Inc. (“NGP”) (TSX.V: NGP, OTCBB: NGLPF), a renewable energy company developing geothermal power projects in the United States, is pleased to announce it will be proceeding with a brokered private placement for 16,666,667 Units at a price of Cdn.$0.90 per unit to raise gross proceeds of Cdn. $15,000,000 (the “Offering”).

Each Unit will consist of one common share and one share purchase warrant (a “Unit”). Each share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months at a price of $1.40 per warrant share. The warrants are subject to an acceleration provision such that if at any time six months after the closing of the Offering, the closing price per NGP shares on the TSX Venture Exchange is $2.00 or higher, for ten consecutive business days, then NGP will be entitled to give the investors notice that the warrants must be exercised or they will expire within 30 days.

The Offering can be increased up to 3-million additional units. Net proceeds to be realized by NGP from the private placement shall be used to fund further development at the Blue Mountain, Black Warrior, Pumpernickel, Crump Geyser geothermal projects and for general working capital. The securities to be issued under the Offering will be subject to a four month hold period, and the Offering is subject to the acceptance of the TSX Venture Exchange.

 Nevada Geothermal Power Inc.

Investor Inquiries

 Brian D. Fairbank, P. Eng.

Nevada Geothermal Power Inc.

 President & CEO

Telephone: 604-638-8784

Toll Free: 866-688-0808 ext. 118

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Dundee Securities Corporation to Lead Syndicate

Bought Deal C$15,000,000 Private Placement

Vancouver, B.C. (April 10, 2006) – Nevada Geothermal Power Inc. (NGP) (TS-V: NGP, OTC-BB: NGLPF) announced that, further to the news release dated March 17, 2006, it will proceed with a private placement, on a bought deal basis consisting of 16,666,667 units (“Units”) at C$.90 per Unit for gross proceeds of approximately C$15,000,000.  NGP has also agreed to grant the underwriters an over-allotment option to purchase up to an additional 3,000,000 units at C$0.90 or C$2,700,000.  The Offering is scheduled to close April 21, 2006.

Each unit will consist of one common share and one share purchase warrant (a “Unit”).  One warrant will entitle the holder to purchase one additional common share for a period of 24 months at a price of C$1.40 per warrant share, subject to an acceleration provision such that if at any time six months after the closing the price per NGP share on the TSX Venture Exchange is C$2.00 or higher for ten (10) consecutive business days, then NGP shall give the investors notice that the warrants must be exercised or they will expire within 30 days.

NGP has appointed Dundee Securities Corporation (“Dundee”) to lead a syndicate of underwriters consisting of Dundee, Sprott Securities Inc. and Fraser Mackenzie Limited.  Dundee will lead manage the Offering.  The underwriters will receive 7% cash commission and will be granted an option (the “Compensation Option”) to acquire that number of Units that is equal to 8% of the number of Units issued under the Offering.  The Compensation Option shall entitle the underwriters to purchase Units, exercisable at the offering price of the Units for a period of 24 months following closing of the Offering.

If all of the Units are sold, including the over-allotment option, the net proceeds to be realized by NGP from the private placement will be approximately C$16,461,000 which shall be used to fund further development at the Blue Mountain Geothermal Site as well as Black Warrior, Pumpernickel, Crump Geyser geothermal projects and for general working capital.  The securities to be issued under the Offering shall be subjected to a four month hold period, and the Offering is subject to the acceptance of the TSX Venture Exchange.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable.  NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four propertites: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site subject to further resource drilling and feasibility studies.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Completes C$11,700,000 Financing

First Tranche of Bought Deal Private Placement

VANCOUVER, B.C. (April 24, 2006) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced that it has closed the first tranche of its previously announced bought deal private placement of 13,000,000 units (“Units”) at C$.90 per Unit for gross proceeds of C$11,700,000. The balance of the offering consisting of up to an additional 6,666,667 units for gross proceeds of C$6,000,000 including the over-allotment option is expected to close on or about April 28th, 2006.

Each Unit consists of one common share and one share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional common share for a period of 24 months after the Closing at a price of C$1.40 per common share, subject to an acceleration provision such that if at any time six months after the closing the price per NGP share on the TSX Venture Exchange is C$2.00 or higher for ten (10) consecutive business days, then NGP shall give the investors notice that the Warrants must be exercised or they will expire within 30 days.

Dundee Securities Corporation (“Dundee”) acted as lead of a syndicate of underwriters consisting of Dundee, Sprott Securities Inc. and Fraser Mackenzie Limited. The underwriters received a 7% cash commission and were granted an option (the “Compensation Option”) to acquire that number of Units that is equal to 8% of the number of Units issued. The Compensation Option entitles the underwriters to purchase Units, exercisable at the offering price of the Units for a period of 24 months following closing of the Offering. The securities are subject to a four month hold period.

The net proceeds from the first tranche of approximately C$10,800,000 will be used to fund further development at the Blue Mountain Geothermal site, development of other existing projects and for working capital.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site subject to further resource drilling and feasibility studies.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Completes Bought Deal Private Placement for
Total Funds C$17,700,000

VANCOUVER, B.C. (May 1, 2006) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to announce that it has closed the second tranche of its previously announced bought private placement, including an over-allotment, for a total of 19,666,666 Units at price of C$.90 resulting in gross proceeds received of C$17,700,000.

Each Unit consists of one common share and one share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional common share for a period of 24 months after the Closing at a price of C$1.40 per common share, subject to an acceleration provision such that if at any time six months after the closing the price per NGP share on the TSX Venture Exchange is C$2.00 or higher for ten (10) consecutive business days, then NGP shall give the investor notice that the Warrants must be exercised or they expire within 30 days. If all the warrants are exercised, then Nevada Geothermal would realize additional proceeds of approximately C$27,533,333.

Dundee Securities Corporation (“Dundee”) acted as lead of a syndicate of underwriters consisting of Dundee, Sprott Securities Inc. and Fraser Mackenzie Limited. The underwriters received a 7% cash commission and were granted an option (the “Compensation Option”) to acquire that number of Units that is equal to 8% of the number of Units issued. The Compensation Option entitles the underwriters to purchase Units, exercisable at the offering price of the Units for a period of 24 months following closing of the Offering. The securities are subject to a four month hold period.

The net proceeds from the financing will be used for working capital, to fund production test drilling at the Blue Mountain Geothermal site (100% leasehold interest) and for further resource development at the Crump Geyser Geothermal site (100% leasehold interest). At Blue Mountain, four 13-inch diameter production test wells will be completed along with other work. At the Crump Geyser, the Company is assessing a strong subsurface electrical conductance anomaly (the Geyser Anomaly) outlined in recent geophysical field surveys and we have commissioned a preliminary resource evaluation report from GeothermEx, Inc. Further details of the scheduled programs at Blue Mountain and Crump Geyser will be released shortly.

In addition, Nevada Geothermal Power Inc. manages an advanced stage geothermal resource evaluation program at the Pumpernickel Geothermal site (100% leasehold interest) on behalf of Inovision Solutions Inc. which can earn a 50% interest by making certain cash and share payments and funding C$5,000,000 dollars of exploration and development costs. Geophysical surveys and a temperature gradient drilling program in 2005 and early 2006 were completed. The partners are currently completing a plan for additional drilling and development based on the successful results of the initial program.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site subject to further resource drilling and feasibility studies.

Nevada Geothermal Power Inc.

Commences Blue Mountain Development Drilling

Vancouver, BC, May 15, 2006 - Nevada Geothermal Power Inc. (“NGP”) (TSX.V: NGP, OTCBB: NGLPF) a renewable energy company developing geothermal power projects in the United States, today announced that it has initiated development drilling at Blue Mountain Nevada. Production test data from the wells will be used to complete a feasibility study for an initial 30 MW geothermal power plant.

In the initial program, four 13-inch diameter production wells will be drilled to 4000 feet (1200 metres) into the moderate temperature 148-165°C (300-330°F) geothermal resource intersected in previous test holes. Permits have been obtained and drill pads are under construction. A water well rig will be used to drill the top 800 feet of each well and to set surface casing. A production drilling rig with a substructure to accommodate blow-out-prevention-equipment will then complete the holes to total depth. A suitable rig has been identified and is expected to be on site by the end of May. NGP expects to complete initial development drilling over the next six months.

At least one well will be extended to 6500 feet (2000 metres) to explore for a much hotter, 450°F (230°C) geothermal reservoir at depth. A super heated resource is predicted from the chemistry of shallow geothermal fluid samples obtained from flow tests at DB-2. The high temperature resource, if confirmed, would have higher potential power output (i.e. >100 MW).

Project infrastructure work, power engineering studies are on-going. The company has sufficient funds on hand to complete the resource development program and project feasibility work.

NGP has increased the size of the leasehold at Blue Mountain to 15 square miles or approximately 9600 acres, including land to the southeast where shallow gradient drilling has indicated that the geothermal resource is open to significant expansion. Two separate shallow water wells located three miles south of the central development area on new private leases produce geothermal fluids mixed with normal groundwater. Further work is required to determine if the geothermal reservoir extends south on to the new leases.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel and Black Warrior, in Nevada and Crump Geyser in Oregon.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.